

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Mr. M. Truman Hunt
Chief Executive Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

      Re: **Nu Skin Enterprises, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed March 1, 2010
              File No. 001-12421
              Schedule 14A
              Filed April 27, 2010

Dear Mr. Hunt:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel and
                    Health Care Services